This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 1, 2006

Item 3: Press Release

A Press release dated and issued March 1, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska is pleased to announce that the company has added additional properties to its Athabasca Basin exploration portfolio.

Item 5: Full Description of Material Change

Vancouver, BC, March 1, 2006 – CanAlaska Ventures Ltd. (TSX.V - CVV) is pleased to announce that the company has added additional properties to its Athabasca Basin exploration portfolio.

Located along the North Rim of the Basin, the Poplar claims adjoin the company’s existing properties at Helmer and Lake Athabasca to provide for coverage along 230 kilometres of the northwestern Athabasca Basin edge (see attached map).

Including the 75,507 hectares of the Poplar Project, CanAlaska’s total land holdings now total 834,622 hectares or 2,061,516 acres, representing one of the largest exploration portfolios in the Athabasca Basin.

Updates of other active projects in the Basin:

West McArthur

In February, 2006 the first diamond drills moved onto uranium targets on the West McArthur property to commence testing targets as defined over the past year by multiple airborne and ground geophysics surveys.

Two drills are now on the property, each just now commencing full time production.  Access to the current drill sites had been hampered for the past two weeks due to unseasonably warm weather and open water on the access tracks. (see pictures - http://www.canalaska.com/s/PhotoGallery.asp?ReportID=130464)

Six targets will be tested over the next 60 days, with additional targets being readied by survey crews.

Waterbury

The Waterbury Project, currently under option to Northwestern ~~W~~ Mineral Ventures Ltd, is also being prepared for drill testing.  The Company is finishing ground geophysical surveys over airborne geophysical anomalies east of the Cigar Lake mine.  These targets are planned for drill testing, commencing in mid-March.  A series of holes are planned to evaluate unconformity related uranium targets at depths of less than 250 metres.

Lake Athabasca

Survey crews have established grids over the Stewart Island uranium showings (see Jan 25, 2006 news release), and geophysical crews are mobilising to define drill targets based on this past spring-summer airborne surveys.  The Company is currently procuring a fourth drill for this project, and expects to commence testing of the current targets in late March.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 3, 2006_____________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity